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June 13, 2022

Via EDGAR

Division of Corporation Finance Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn: Erin Donahue

  Geoffrey Kruczek

   Re: Global Consumer Acquisition Corp

   Amendment No. 2 to Preliminary Proxy on Schedule 14A

   Filed May 13, 2022

   File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 31, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on May 13, 2022, File No. 001-40468 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 3 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy on Schedule 14A filed April 11, 2022 filed May 13, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 80

1.	We note your responses to prior comments 5 and 7, including the revisions to the pro forma financial statements. Please be advised, as we previously indicated, the appropriate accounting for the transaction between GACQ (including Luminex) and GP Global is required to be evaluated under both the minimum redemption and maximum redemption scenarios. Under the maximum redemption scenario, based on the shareholder interests, the number of shares of GACQ, and the number of shares GACQ will issue to acquire GP Global, it appears the appropriate accounting for the transaction between GACQ (including Luminex) and GP Global under that scenario may be a combination of entities under common control or a reverse acquisition with no step-up in basis of GP Global. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amended Proxy Statement.

2.	Refer to page 86. We note the pro forma adjustments to inventories, intangible assets, property and equipment, net, and goodwill are referenced to note 6(F); however, it appears the appropriate reference should be note 6(G).

RESPONSE: The Company acknowledges the Staff’s comment and has corrected the reference. in the Amended Proxy Statement.

3.	Refer to page 88. We note adjustment (CC) is presented and included in pro forma combined selling, general and administrative expense; however, it does not appear the impact of this adjustment is appropriately included in any of the related subtotals, including total operating costs and expenses, loss from operations, and all net income subtotals in either the Pro Forma Adjustments column or the Pro Forma Combined column. Please correct all related totals here and throughout the filing.

RESPONSE: The Company acknowledges the Staff’s comment and correctly reflected the impact of this adjustment on page 91 and throughout the Amended Proxy Statement.

4.	Refer to Note 4(E) on page 92 and Note 6(E) on page 95. We note these pro forma adjustments assume the receipt of $190 million of debt proceeds. We also note the disclosures that the debt agreements are preliminary and non-binding. Please address the following:

•	Disclose if the acquisitions are conditional on the receipt of the additional debt proceeds. If not, disclose how you determined the receipt of debt proceeds is probable such that these adjustments are appropriately presented in the pro forma financial statements based on the requirement of Rule 11-01(a)(8) of Regulations SX; and

•	To the extent these pro forma balance sheet adjustments are probable, revise the pro forma statements of operations on pages 85 and 88 to reflect the additional estimated interest expense that will result from the additional debt assuming the debt was outstanding as of the beginning of the pro forma periods presented as required by Rule 11-02(a)(6)(i)(B) of Regulations S-X. Provide a related footnote to disclose how the pro adjustments to interest expense were determined. If the additional debt agreements have variable interest rates, also quantify and disclose the expected impact on the pro forma statements of operations of a fixed change in the assumed interest rate in the related footnote as required by Rule 11-02(a)(10) of Regulation SX.

RESPONSE: The Company acknowledges the Staff's comment and advises the Staff that the debt financing in question is a refinancing with no new cash proceeds, and therefore such adjustments have been removed from the pro formas in the Amended Proxy Statement.

5.	Refer to Note 4(I) on page 93. Please address the following:

•	In the first table, it is not clear why the ASC 805 Asset Allocation column does not foot to the total presented. It appears the column should be revised to reflect the actual amount of goodwill included in the pro forma balance sheet on page 83 which will result in the total being equal to the fair value of the shares issued and will eliminate the Cash Adjustment and Adjusted columns; and

•	In the second table, it is not clear why all the columns do not foot to the totals presented or why the amounts allocated to goodwill do not appear accurate. It appears all the columns should also be revised similar to the revisions noted in the first bullet.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in Note 4(I) of the Amended Proxy Statement.

Management's Discussion and Analysis, page 190

6.	Please revise to clarify how Luminex "provides consumers across demographics and geographies with products and experiences that inspire, enhance, and improve their creativity and personal well-being." In this regard, tell us why you restored this disclosure after having deleted it from a prior amendment.

RESPONSE: The Company acknowledges the Staff's comment and has deleted the referenced statement from the Amended Proxy Statement. The statement had been inadvertently included in an update of disclosure regarding Luminex.

Index to Financial Statements, page F-1

7.	Please provide updated interim financial statements and related disclosures for Global Consumer Acquisition Corp., as of and for the period ended March 31, 2022, as required by Rule 8-08 of Regulation S-X. Please also provide updated pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated interim financial statements and related disclosures for Global Consumer as well as updated pro forma financial statements in the Amended Proxy Statement.

8.	Please provide updated audited financial statements and related disclosures for GP Global, as of and for each of the two years ended March 31, 2022, as required by Rule 8-04 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated audited financial statements and related disclosures for GP Global in the Amended Proxy Statement.

General

9.	We note your response to prior comment 23. It continues to be unclear from your revisions on page 146 do not address whether and, if so, how the board considered that opinion in recommending approval of the transaction. Specifically, your revisions refer to the Board's obligation to obtain such opinion, the engagement of BDO to provide the opinion and the requirement to have the opinion delivered. It does not refer in any way to the Board's consideration of the opinion in recommending the transaction. Therefore, we reissue that part of the comment.

RESPONSE: The Company acknowledges the Staff’s comment and has added clarifying disclosure on pages 9 and 169 of the Amended Proxy Statement.

10.	We note your revisions in response to prior comment 24. Revise to disclose the "five-year financial model for each of GP Global and Luminex on a standalone basis, and as a combined entity" prepared by Whitewater. Include in such revisions the material assumptions underlying that model, quantifying the assumptions to the extent possible. Also revise to disclose whether and, if so, how the Board considered Whitewater's model in determining to approve each of the transactions.

RESPONSE: The Company acknowledges the Staff’s comment and has added clarifying disclosure on pages 129 through 130 of the Amended Proxy Statement.

11.	We note your revisions in response to prior comment 15. We also note the date of BDO's opinion and the dates of when the projected financial information was prepared and each target company's recent results of operations and financial condition. Given the period of time that has passed since the opinion and preparation of the projections, please revise to discuss any material changes in its operations or performance or in any of the projections or assumptions upon which BDO based its opinion since the delivery of the opinion. If there have been material changes, revise to discuss those changes and whether the board believes the opinion remains valid.

RESPONSE: The Company acknowledges the Staff’s comment and has added additional disclosure on page 152 of the Amended Proxy Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner